Exhibit 99.1

Melco Resorts Announces Unaudited Third Quarter 2026 Earnings

MACAU, Nov. 04, 2026 (GLOBE NEWSWIRE) — Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco Resorts” or the “Company”), a developer, owner, and operator of integrated resort facilities in Asia and Europe, today reported its unaudited financial results for the third quarter of 2026.

Total operating revenues for the third quarter of 2026 were US$1.17 billion, representing a decrease of approximately 10% from US$1.31 billion for the comparable period in 2025. The decrease in total operating revenues was primarily attributable to softer performance in rolling chip and mass market table games as well as overall non-gaming operations.

Operating income for the third quarter of 2026 was US$100.2 million, compared with US$184.5 million in the third quarter of 2025.

Melco Resorts’ Adjusted Property EBITDA(1) was US$287.6 million in the third quarter of 2026, compared with US$380.4 million in the third quarter of 2025.

Net income attributable to Melco Resorts & Entertainment Limited for the third quarter of 2026 was US$34 thousand, or US$0.00009 per American depositary share (“ADS”), compared with US$74.7 million, or US$0.19124 per ADS, in the third quarter of 2025. The net loss attributable to noncontrolling interests was US$9.1 million and US$12.6 million during the third quarters of 2026 and 2025, respectively, the majority of which was attributable to Studio City and City of Dreams Mediterranean and Other.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “We continue to be confident in the long-term prospects of our businesses in Macau. We are focused on disciplined execution of our strategy to drive strong returns. Our distinctive product portfolio in Macau reflects the best in luxury and innovation. Coupled with the opening of our newly branded hotel REM and the renovation of our retail space at City of Dreams, we believe we are well positioned to capture the demands of our evolving customer base, supporting long-term growth.

“In the Philippines and Cyprus, our properties continued to demonstrate resilience despite the ongoing headwinds in those countries and regions. In particular, City of Dreams Mediterranean and our satellite casinos delivered its highest quarterly EBITDA on record.”

City of Dreams Third Quarter Results

For the quarter ended September 30, 2026, total operating revenues at City of Dreams were US$566.2 million, compared with US$672.6 million in the third quarter of 2025. City of Dreams’ Adjusted EBITDA was US$130.3 million in the third quarter of 2026, compared with US$206.9 million in the third quarter of 2025. The year-over-year decrease in Adjusted EBITDA was primarily a result of softer rolling chip and mass market table games performance.

Rolling chip volume decreased to US$4.63 billion during the third quarter of 2026, compared with US$5.58 billion in the third quarter of 2025. Win rate was 2.49% in the third quarter of 2026, compared with 3.68% in the third quarter of 2025. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop decreased to US$1.63 billion in the third quarter of 2026, compared with US$1.66 billion in the third quarter of 2025. Hold percentage was 29.5% in the third quarter of 2026, compared with 29.8% in the third quarter of 2025.

Gaming machine handle for the third quarter of 2026 was US$1.01 billion, compared with US$1.04 billion in the third quarter of 2025. Win rate was 3.6% in the third quarter of 2026, compared with 3.2% in the third quarter of 2025.

Total non-gaming revenue at City of Dreams in the third quarter of 2026 was US$88.4 million, compared with US$94.8 million in the third quarter of 2025.

Studio City Third Quarter Results

For the quarter ended September 30, 2026, total operating revenues at Studio City were US$346.2 million, compared with US$375.3 million in the third quarter of 2025. Studio City’s Adjusted EBITDA was US$90.6 million in the third quarter of 2026, compared with US$104.7 million in the third quarter of 2025. The year-over-year decrease in Adjusted EBITDA was primarily a result of softer mass market performance.

Mass market table games drop was US$846.3 million in the third quarter of 2026, compared with US$942.5 million in the third quarter of 2025. Hold percentage was 34.3% in the third quarter of 2026, compared with 33.1% in the third quarter of 2025.

Gaming machine handle for the third quarter of 2026 was US$892.9 million, compared with US$873.3 million in the third quarter of 2025. Win rate was 3.4% in the third quarter of 2026, compared with 3.7% in the third quarter of 2025.

Total non-gaming revenue at Studio City was US$80.4 million in the third quarter of 2026, compared with US$85.9 million in the third quarter of 2025.

Altira Macau Third Quarter Results

For the quarter ended September 30, 2026, total operating revenues at Altira Macau were US$31.3 million, compared with US$25.6 million in the third quarter of 2025. Altira Macau’s negative Adjusted EBITDA was US$0.3 million in the third quarter of 2026, compared with US$0.7 million in the third quarter of 2025.

Mass market table games drop was US$145.2 million in the third quarter of 2026, compared with US$112.6 million in the third quarter of 2025. Hold percentage was 20.0% in the third quarter of 2026, compared with 19.4% in the third quarter of 2025.

Gaming machine handle for the third quarter of 2026 was US$240.4 million, compared with US$119.6 million in the third quarter of 2025. Win rate was 2.8% in the third quarter of 2026, compared with 3.1% in the third quarter of 2025.

Total non-gaming revenue at Altira Macau was US$5.5 million in the third quarter of 2026, compared with US$5.1 million in the third quarter of 2025.

Mocha Third Quarter Results

Prior to the fourth quarter of 2025, the Mocha and Other segment included the operations of Grand Dragon Casino before its closure in September 2025. This segment has been renamed to the Mocha segment from the fourth quarter of 2025 onwards.

Following the government mandated closures of three Mocha Clubs ceasing operations from September to December 2025, the Mocha segment now includes results for the remaining three Mocha Clubs, namely Mocha Inner Harbour, Mocha Golden Dragon and Mocha Hotel Sintra.

Total operating revenues from Mocha were US$15.3 million in the third quarter of 2026, compared with US$28.6 million from Mocha and Other in the third quarter of 2025. Mocha’s Adjusted EBITDA was US$4.3 million in the third quarter of 2026, compared with US$5.8 million for Mocha and Other in the third quarter of 2025.

Gaming machine handle for the third quarter of 2026 was US$386.8 million, compared with US$522.6 million in the third quarter of 2025. Win rate was 4.0% for both third quarters of 2026 and 2025.

City of Dreams Manila Third Quarter Results

For the quarter ended September 30, 2026, total operating revenues at City of Dreams Manila were US$99.0 million, compared with US$110.7 million in the third quarter of 2025. City of Dreams Manila’s Adjusted EBITDA was US$32.9 million in the third quarter of 2026, compared with US$41.3 million in the third quarter of 2025. The year-over-year decrease in Adjusted EBITDA was primarily a result of softer performance in all gaming operations.

City of Dreams Manila’s rolling chip volume was US$484.5 million in the third quarter of 2026, compared with US$516.9 million in the third quarter of 2025. Win rate was 4.09% in the third quarter of 2026, compared with 4.37% in the third quarter of 2025. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop decreased to US$134.9 million in the third quarter of 2026, compared with US$144.1 million in the third quarter of 2025. Hold percentage was 33.6% in the third quarter of 2026, compared with 36.0% in the third quarter of 2025.

Gaming machine handle for the third quarter of 2026 was US$954.4 million, compared with US$985.7 million in the third quarter of 2025. Win rate was 5.1% for both third quarters of 2026 and 2025.

Total non-gaming revenue at City of Dreams Manila in the third quarter of 2026 was US$22.8 million, compared with US$24.1 million in the third quarter of 2025.

City of Dreams Mediterranean and Other Third Quarter Results

The Company operates City of Dreams Mediterranean in conjunction with three satellite casinos in Cyprus.

Total operating revenues at City of Dreams Mediterranean and Other for the quarter ended September 30, 2026 were US$96.7 million, compared with US$85.8 million in the third quarter of 2025. City of Dreams Mediterranean and Other’s Adjusted EBITDA was US$25.7 million in the third quarter of 2026, compared with US$23.2 million in the third quarter of 2025. The year-over-year increase in Adjusted EBITDA was primarily a result of stronger mass market performance.

Rolling chip volume was US$0.3 million for the third quarter of 2026, compared with US$1.4 million in the third quarter of 2025. Win rate was negative 15.34% in the third quarter of 2026, compared with 6.94% in the third quarter of 2025. The expected rolling chip win rate range is 2.85%-3.15%. The significant movement in the rolling chip win rate resulted from low gaming volumes.

Mass market table games drop was US$220.6 million in the third quarter of 2026, compared with US$188.5 million in the third quarter of 2025. Hold percentage was 22.6% in the third quarter of 2026, compared with 21.8% in the third quarter of 2025.

Gaming machine handle for the third quarter of 2026 was US$759.0 million, compared with US$690.9 million in the third quarter of 2025. Win rate was 5.0% in the third quarter of 2026, compared with 5.3% in the third quarter of 2025.

Total non-gaming revenue at City of Dreams Mediterranean and Other in the third quarter of 2026 was US$33.6 million, compared with US$30.4 million in the third quarter of 2025.

Other Operations

Other Operations include the Company’s casino operations and provision of management services to the Nüwa hotel at City of Dreams Sri Lanka.

Total operating revenues from Other Operations were US$17.6 million for the quarter ended September 30, 2026, compared with US$6.1 million in the third quarter of 2025. Adjusted EBITDA from Other Operations was US$4.0 million in the third quarter of 2026, compared with negative Adjusted EBITDA of US$0.6 million in the third quarter of 2025.

Other Factors Affecting Earnings

Total net non-operating expenses for the third quarter of 2026 were US$107.7 million, which mainly included interest expense, net of amounts capitalized, of US$110.8 million, partially offset by net foreign exchange gains of US$3.7 million.

Depreciation and amortization costs of US$138.3 million were recorded in the third quarter of 2026, of which US$5.0 million related to the amortization expense for land use rights.

Adjusted EBITDA for Studio City for the three months ended September 30, 2026 referred to above was US$25.0 million more than the Adjusted EBITDA of Studio City reported in the earnings release for Studio City International Holdings Limited (“SCIHL”) dated November 4, 2026 (the “Studio City Earnings Release”). Adjusted EBITDA of Studio City reported in the Studio City Earnings Release includes certain intercompany charges that are not included in Adjusted EBITDA for Studio City reported in this press release. Such intercompany charges include, among other items, fees and shared service charges billed between SCIHL and its subsidiaries and certain subsidiaries of Melco Resorts. Additionally, Adjusted EBITDA of Studio City presented in this press release does not reflect certain gaming concession related costs and certain intercompany costs related to the gaming operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of September 30, 2026 aggregated to US$886.6 million, including US$124.2 million of restricted cash.

Total debt, net of unamortized deferred financing costs and original issue premiums, was US$6.98 billion at the end of the third quarter of 2026.

On July 18, 2026, Studio City Finance Limited redeemed an aggregate principal amount of US$165.0 million of its outstanding 6.500% senior notes due 2028 pursuant to the notice of partial redemption dated June 18, 2026. The redemption was funded with a HK$1.18 billion (equivalent to US$150.5 million) drawdown from the senior secured credit facility of Studio City Company Limited (“SCC”) on July 15, 2026 and cash on hand.

On September 23, 2026, Melco Resorts Finance Limited early redeemed its outstanding aggregate principal amount of US$600.0 million of its 5.625% senior notes due 2027. The redemption in full was funded with a HK$4.71 billion (equivalent to US$600.3 million) drawdown from the revolving credit facilities of MCO Nominee One Limited (the “MN1 2020 Revolving Facilities”) on September 21, 2026.

During the quarter ended September 30, 2026, MCO Nominee One Limited drew down HK$4.36 billion (equivalent to US$555.0 million) in aggregate principal amount on a net basis under the MN1 2020 Revolving Facilities and SCC drew down HK$1.06 billion (equivalent to US$135.4 million) in aggregate principal amount on a net basis under its senior secured credit facility.

Subsequent to quarter end, on October 28, 2026, MCO Nominee One Limited drew down HK$118.0 million (equivalent to US$15.0 million) principal amount under the MN1 2020 Revolving Facilities.

Available liquidity, including cash and undrawn revolving credit facilities as of September 30, 2026, was approximately US$1.95 billion.

Capital expenditures for the third quarter of 2026 were US$83.0 million, which mainly included costs related to enhancement projects at City of Dreams in Macau, City of Dreams Mediterranean and Other, as well as Studio City.

Share Repurchase Programs

During the period from July 1, 2026 to November 3, 2026, Melco Resorts repurchased approximately 33.1 million ADSs (representing approximately 99.2 million ordinary shares) from the open market at an aggregate purchase price of approximately US$160.0 million. As of November 3, 2026, the Company has remaining authority to repurchase up to approximately US$487.0 million of its equity.

Recent Developments

The land concession for the land on which Studio City is located was renewed for a term of ten years from October 17, 2026 to October 16, 2036 pursuant to the payment of a special contribution in the amount of MOP85.7 million (equivalent to US$10.6 million).

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its third quarter 2026 financial results on Wednesday, November 4, 2026 at 8:30 a.m. Eastern Time (or 9:30 p.m. Singapore Time).

To join the conference call, please register in advance using the below Online Registration Link. Upon registering, each participant will receive the dial-in numbers, passcode and a unique Personal PIN which can be used to join the conference.

Online Registration Link: https://s1.c-conf.com/diamondpass/10057839-p2o4ar.html

An audio webcast and replay of the conference call will also be available at http://www.melco-resorts.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) changes in the gaming market and visitations in Macau, the Philippines, the Republic of Cyprus and Sri Lanka, (ii) local and global economic conditions, (iii) capital and credit market volatility, (iv) our anticipated growth strategies, (v) risks associated with the implementation of the amended Macau gaming law by the Macau government, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), integrated resort and casino rent and other non-operating income and expenses. “Adjusted Property EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, integrated resort and casino rent, Corporate and Other expenses and other non-operating income and expenses. Adjusted EBITDA and Adjusted Property EBITDA, which are non-GAAP financial measures, are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA and Adjusted Property EBITDA to measure the operating performance of our segments and to compare the operating performance of our properties with those of our competitors.

The Company also presents Adjusted EBITDA and Adjusted Property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported similar measures as supplements to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or International Financial Reporting Standards. However, Adjusted EBITDA and Adjusted Property EBITDA should not be considered as alternatives to operating income/loss as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income/loss, Adjusted EBITDA and Adjusted Property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company recognizes these limitations and uses Adjusted EBITDA and Adjusted Property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income/loss, net income/loss, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA or Adjusted Property EBITDA. Also, the Company’s calculation of Adjusted EBITDA and Adjusted Property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. The use of Adjusted Property EBITDA and Adjusted EBITDA has material limitations as an analytical tool, as Adjusted Property EBITDA and Adjusted EBITDA do not include all items that impact our net income/loss. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. Reconciliations of Adjusted EBITDA and Adjusted Property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited” is net income/loss attributable to Melco Resorts & Entertainment Limited before pre-opening costs, development costs, property charges and other and loss on extinguishment of debt, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share (“EPS”), which are non-GAAP financial measures, are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income/loss and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO), is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates City of Dreams (www.cityofdreamsmacau.com) and Altira Macau (www.altiramacau.com), integrated resorts located in Cotai and Taipa, Macau, respectively. Its business also includes the Mocha Clubs (www.mochaclubs.com), the only non-casino based operation of electronic gaming machines in Macau. In addition, the Company operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, the Company operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), an integrated resort in the Entertainment City complex in Manila. In Europe, the Company operates City of Dreams Mediterranean, an integrated resort in Limassol, in the Republic of Cyprus (www.cityofdreamsmed.com.cy) and licensed satellite casinos in other cities in Cyprus (the “Cyprus Casinos”). In South Asia, the Company operates the casino and manages the Nüwa hotel at City of Dreams Sri Lanka (www.cityofdreamssrilanka.com), an integrated resort in Colombo, Sri Lanka. For more information about the Company, please visit www.melco-resorts.com.

The Company is majority owned by Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited, which is in turn majority owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2026	2025	2026	2025
Operating revenues:
Casino	$939,192	$1,061,469	$3,124,625	$3,181,389
Rooms	122,523	118,577	343,284	332,634
Food and beverage	71,197	73,270	203,660	219,766
Entertainment, retail and other	40,603	56,191	120,858	136,237

Total operating revenues	1,173,515	1,309,507	3,792,427	3,870,026

Operating costs and expenses:
Casino	(625,100)	(674,624)	(2,046,454)	(2,033,228)
Rooms	(41,290)	(38,623)	(120,247)	(111,186)
Food and beverage	(62,874)	(60,041)	(185,480)	(181,779)
Entertainment, retail and other	(26,864)	(27,560)	(73,549)	(74,078)
General and administrative	(165,423)	(167,005)	(511,281)	(480,449)
Payments to the Philippine Parties	(8,155)	(10,213)	(24,292)	(28,514)
Pre-opening costs	(1,676)	(7,393)	(3,269)	(50,416)
Development costs	(1,706)	(996)	(4,134)	(6,266)
Amortization of land use rights	(4,962)	(4,984)	(14,903)	(14,966)
Depreciation and amortization	(133,347)	(133,323)	(400,140)	(387,687)
Property charges and other	(1,902)	(234)	(1,705)	(47,420)

Total operating costs and expenses	(1,073,299)	(1,124,996)	(3,385,454)	(3,415,989)

Operating income	100,216	184,511	406,973	454,037

Non-operating income (expenses):
Interest income	919	1,057	3,089	5,620
Interest expense, net of amounts capitalized	(110,839)	(113,261)	(333,642)	(350,650)
Other financing costs	(1,767)	(992)	(5,044)	(4,970)
Foreign exchange gains (losses), net	3,656	(9,296)	9,343	9,605
Other income, net	1,628	1,410	10,725	3,399
Loss on extinguishment of debt	(1,259)	(524)	(2,639)	(524)

Total non-operating expenses, net	(107,662)	(121,606)	(318,168)	(337,520)

(Loss) income before income tax	(7,446)	62,905	88,805	116,517
Income tax expense	(1,655)	(845)	(16,476)	(17,355)

Net (loss) income	(9,101)	62,060	72,329	99,162
Net loss attributable to noncontrolling interests	9,135	12,626	27,198	25,248

Net income attributable to Melco Resorts & Entertainment Limited	$34	$74,686	$99,527	$124,410

Net income attributable to Melco Resorts & Entertainment Limited per share:
Basic	$0.00003	$0.06375	$0.08684	$0.10356

Diluted	$0.00003	$0.06307	$0.08644	$0.10303

Net income attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$0.00009	$0.19124	$0.26051	$0.31067

Diluted	$0.00009	$0.18922	$0.25933	$0.30909

Weighted average shares outstanding used in net income attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,104,504,749	1,171,585,944	1,146,144,003	1,201,377,034

Diluted	1,108,390,113	1,184,132,090	1,151,344,779	1,207,524,521

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

(In thousands, except share and per share data)

	September 30,	December 31,
	2026	2025
ASSETS
Current assets:
Cash and cash equivalents	$762,448	$1,023,199
Accounts receivable, net	129,567	126,405
Receivables from affiliated companies	402	887
Inventories	37,252	36,919
Prepaid expenses and other current assets	71,963	81,790

Total current assets	1,001,632	1,269,200

Property and equipment, net	4,977,928	5,157,443
Intangible assets, net	258,490	270,903
Goodwill	23,294	23,490
Long-term prepayments, deposits and other assets	170,295	129,428
Restricted cash	124,198	125,235
Operating lease right-of-use assets	75,554	76,935
Land use rights, net	525,622	545,054

Total assets	$7,157,013	$7,597,688

LIABILITIES AND DEFICIT
Current liabilities:
Accounts payable	$19,224	$25,910
Accrued expenses and other current liabilities	1,005,568	1,076,150
Income tax payable	30,277	29,208
Operating lease liabilities, current	21,636	18,998
Finance lease liabilities, current	32,057	33,327
Payables to affiliated companies	236	719

Total current liabilities	1,108,998	1,184,312

Long-term debt, net	6,978,551	6,747,918
Other long-term liabilities	281,454	309,799
Deferred tax liabilities, net	34,092	34,590
Operating lease liabilities, non-current	75,222	76,108
Finance lease liabilities, non-current	128,360	148,590

Total liabilities	8,606,677	8,501,317

Deficit:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,351,540,382 and 1,351,540,382 shares issued; 1,073,746,657 and 1,172,055,466 shares outstanding, respectively	13,515	13,515
Treasury shares, at cost; 277,793,725 and 179,484,916 shares, respectively	(526,099)	(356,835)
Additional paid-in capital	2,609,853	2,988,714
Accumulated other comprehensive losses	(118,727)	(63,712)
Accumulated losses	(3,728,757)	(3,828,284)

Total Melco Resorts & Entertainment Limited shareholders’ deficit	(1,750,215)	(1,246,602)
Noncontrolling interests	300,551	342,973

Total deficit	(1,449,664)	(903,629)

Total liabilities and deficit	$7,157,013	$7,597,688

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net Income Attributable to Melco Resorts & Entertainment Limited (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2026	2025	2026	2025
Net income attributable to Melco Resorts & Entertainment Limited	$34	$74,686	$99,527	$124,410
Pre-opening costs	1,676	7,393	3,269	50,416
Development costs	1,706	996	4,134	6,266
Property charges and other	1,902	234	1,705	47,420
Loss on extinguishment of debt	1,259	524	2,639	524
Income tax impact on adjustments	(50)	(12)	(72)	(811)
Noncontrolling interests impact on adjustments	(41)	(138)	(670)	(1,190)

Adjusted net income attributable to Melco Resorts & Entertainment Limited	$6,486	$83,683	$110,532	$227,035

Adjusted net income attributable to Melco Resorts & Entertainment Limited per share:
Basic	$0.006	$0.071	$0.096	$0.189

Diluted	$0.006	$0.071	$0.096	$0.188

Adjusted net income attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$0.018	$0.214	$0.289	$0.567

Diluted	$0.018	$0.212	$0.288	$0.564

Weighted average shares outstanding used in adjusted net income attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,104,504,749	1,171,585,944	1,146,144,003	1,201,377,034

Diluted	1,108,390,113	1,184,132,090	1,151,344,779	1,207,524,521

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Three Months Ended September 30, 2026
	City of Dreams	Studio City	Altira Macau	Mocha (3)	City of Dreams Manila	City of Dreams Mediterranean and Other	Other Operations (4)	Corporate and Other	Total
Operating income (loss)	$71,571	$34,984	$(2,000)	$3,269	$17,554	$12,232	$(853)	$(36,541)	$100,216
Payments to the Philippine Parties	-	-	-	-	8,155	-	-	-	8,155
Integrated resort and casino rent (5)	-	-	-	-	1,463	-	1,828	-	3,291
Pre-opening costs	1,555	92	-	-	-	-	-	29	1,676
Development costs	-	-	-	-	-	-	-	1,706	1,706
Depreciation and amortization	54,461	55,436	887	1,025	4,448	13,293	3,008	5,751	138,309
Share-based compensation	1,903	551	132	38	1,115	88	31	5,568	9,426
Property charges and other	854	(496)	693	-	186	47	-	618	1,902

Adjusted EBITDA	130,344	90,567	(288)	4,332	32,921	25,660	4,014	(22,869)	264,681
Corporate and Other expenses	-	-	-	-	-	-	-	22,869	22,869

Adjusted Property EBITDA	$130,344	$90,567	$(288)	$4,332	$32,921	$25,660	$4,014	$-	$287,550

	Three Months Ended September 30, 2025
	City of Dreams	Studio City	Altira Macau	Mocha and Other (3)	City of Dreams Manila	City of Dreams Mediterranean and Other	Other Operations (4)	Corporate and Other (4)	Total
Operating income (loss)	$153,803	$45,914	$(2,275)	$4,252	$24,272	$9,537	$(11,119)	$(39,873)	$184,511
Payments to the Philippine Parties	-	-	-	-	10,213	-	-	-	10,213
Integrated resort and casino rent (5)	-	-	-	-	1,390	-	1,788	-	3,178
Pre-opening costs (6)	410	31	-	-	-	-	6,359	-	6,800
Development costs	-	-	-	-	-	-	-	996	996
Depreciation and amortization	52,242	58,152	604	1,448	4,977	13,291	2,318	5,275	138,307
Share-based compensation	1,601	416	115	47	271	107	25	5,142	7,724
Property charges and other	(1,176)	158	849	26	138	239	-	-	234

Adjusted EBITDA	206,880	104,671	(707)	5,773	41,261	23,174	(629)	(28,460)	351,963
Corporate and Other expenses (4)	-	-	-	-	-	-	-	28,460	28,460

Adjusted Property EBITDA	$206,880	$104,671	$(707)	$5,773	$41,261	$23,174	$(629)	$-	$380,423

(3)	Mocha and Other segment included the operation of the Grand Dragon Casino before its closure and was changed to Mocha segment effective on September 23, 2025.
(4)

Effective from August 1, 2025, the Company’s casino operations at City of Dreams Sri Lanka, which commenced business on August 1, 2025, and provision of management services to operate certain floors of the hotel tower at City of Dreams Sri Lanka which opened to the public on July 15, 2025 were previously reported under the Corporate and Other category, has been included in the Other Operations segment for the three months and nine months ended September 30, 2025. City of Dreams Sri Lanka is an integrated resort in Colombo, Sri Lanka, developed by a subsidiary of John Keells Holdings PLC, an independent third party.

(5)	Integrated resort and casino rent represents land rent and variable lease costs to Belle Corporation and casino rent to a subsidiary of John Keells Holdings PLC.
(6)	Certain amounts of pre-opening costs are grouped and reported under the line item Integrated resort and casino rent.

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Nine Months Ended September 30, 2026
	City of Dreams	Studio City	Altira Macau	Mocha (3)	City of Dreams Manila	City of Dreams Mediterranean and Other	Other Operations (4)	Corporate and Other	Total
Operating income (loss)	$325,788	$128,938	$(623)	$8,809	$56,755	$13,983	$(7,033)	$(119,644)	$406,973
Payments to the Philippine Parties	-	-	-	-	24,292	-	-	-	24,292
Integrated resort and casino rent (5)	-	-	-	-	4,477	-	5,394	-	9,871
Pre-opening costs	3,070	120	-	-	-	-	33	46	3,269
Development costs	-	-	-	-	-	-	-	4,134	4,134
Depreciation and amortization	161,409	167,879	2,628	3,082	13,850	40,226	9,327	16,642	415,043
Share-based compensation	5,071	1,411	360	111	1,620	213	80	14,443	23,309
Property charges and other	(2,853)	(530)	3,564	543	257	106	-	618	1,705

Adjusted EBITDA	492,485	297,818	5,929	12,545	101,251	54,528	7,801	(83,761)	888,596
Corporate and Other expenses	-	-	-	-	-	-	-	83,761	83,761

Adjusted Property EBITDA	$492,485	$297,818	$5,929	$12,545	$101,251	$54,528	$7,801	$-	$972,357

	Nine Months Ended September 30, 2025
	City of Dreams	Studio City	Altira Macau	Mocha and Other (3)	City of Dreams Manila	City of Dreams Mediterranean and Other	Other Operations (4)	Corporate and Other (4)	Total
Operating income (loss)	$454,663	$131,376	$(4,753)	$(41,496)	$50,565	$8,317	$(25,303)	$(119,332)	$454,037
Payments to the Philippine Parties	-	-	-	-	28,514	-	-	-	28,514
Integrated resort and casino rent (5)	-	-	-	-	4,192	-	5,367	-	9,559
Pre-opening costs (6)	28,871	500	-	-	-	-	16,873	-	46,244
Development costs	-	-	-	-	-	-	-	6,266	6,266
Depreciation and amortization	153,001	171,826	1,709	3,552	15,482	38,444	2,318	16,321	402,653
Share-based compensation	4,498	1,182	327	137	756	312	63	14,885	22,160
Property charges and other	(12,608)	2,319	2,162	55,583	224	128	-	(388)	47,420

Adjusted EBITDA	628,425	307,203	(555)	17,776	99,733	47,201	(682)	(82,248)	1,016,853
Corporate and Other expenses (4)	-	-	-	-	-	-	-	82,248	82,248

Adjusted Property EBITDA	$628,425	$307,203	$(555)	$17,776	$99,733	$47,201	$(682)	$-	$1,099,101

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2026	2025	2026	2025
Net income attributable to Melco Resorts & Entertainment Limited	$34	$74,686	$99,527	$124,410
Net loss attributable to noncontrolling interests	(9,135)	(12,626)	(27,198)	(25,248)

Net (loss) income	(9,101)	62,060	72,329	99,162
Income tax expense	1,655	845	16,476	17,355
Interest and other non-operating expenses, net	107,662	121,606	318,168	337,520
Depreciation and amortization	138,309	138,307	415,043	402,653
Property charges and other	1,902	234	1,705	47,420
Share-based compensation	9,426	7,724	23,309	22,160
Development costs	1,706	996	4,134	6,266
Pre-opening costs (6)	1,676	6,800	3,269	46,244
Integrated resort and casino rent (5)	3,291	3,178	9,871	9,559
Payments to the Philippine Parties	8,155	10,213	24,292	28,514

Adjusted EBITDA	264,681	351,963	888,596	1,016,853
Corporate and Other expenses (4)	22,869	28,460	83,761	82,248

Adjusted Property EBITDA	$287,550	$380,423	$972,357	$1,099,101

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2026	2025	2026	2025
Room Statistics:
City of Dreams
Average daily rate (7)	$221	$218	$225	$218
Occupancy per available room	98%	98%	98%	98%
Revenue per available room (8)	$218	$212	$221	$213
Studio City
Average daily rate (7)	$176	$178	$175	$170
Occupancy per available room	97%	97%	97%	98%
Revenue per available room (8)	$171	$174	$170	$166
Altira Macau
Average daily rate (7)	$134	$135	$134	$133
Occupancy per available room	100%	96%	99%	97%
Revenue per available room (8)	$134	$130	$132	$129
City of Dreams Manila
Average daily rate (7)	$140	$158	$144	$160
Occupancy per available room	96%	90%	96%	93%
Revenue per available room (8)	$134	$142	$138	$150
City of Dreams Mediterranean and Other
Average daily rate (7)	$611	$595	$546	$493
Occupancy per available room	83%	72%	65%	64%
Revenue per available room (8)	$509	$425	$354	$315
Other Information:
City of Dreams
Average number of table games	450	437	448	435
Average number of gaming machines	814	615	814	619
Table games win per unit per day (9)	$14,406	$17,583	$16,531	$18,239
Gaming machines win per unit per day (10)	$489	$586	$588	$533
Studio City
Average number of table games	249	253	252	253
Average number of gaming machines	953	726	951	749
Table games win per unit per day (9)	$12,663	$13,572	$13,734	$13,680
Gaming machines win per unit per day (10)	$351	$484	$417	$485
Altira Macau
Average number of table games	35	29	34	32
Average number of gaming machines	282	148	284	138
Table games win per unit per day (9)	$9,004	$8,188	$9,923	$8,199
Gaming machines win per unit per day (10)	$258	$274	$278	$275
Mocha and Other(3)
Average number of table games	-	15	-	15
Average number of gaming machines	429	850	426	847
Table games win per unit per day (9)	$-	$6,884	$-	$6,623
Gaming machines win per unit per day (10)	$392	$269	$396	$276
City of Dreams Manila
Average number of table games	264	262	264	265
Average number of gaming machines	2,275	2,264	2,268	2,265
Table games win per unit per day (9)	$2,682	$3,089	$2,667	$2,740
Gaming machines win per unit per day (10)	$232	$241	$237	$238
City of Dreams Mediterranean and Other
Average number of table games	108	106	108	106
Average number of gaming machines	971	888	950	886
Table games win per unit per day (9)	$4,996	$4,231	$4,140	$3,674
Gaming machines win per unit per day (10)	$429	$446	$413	$408

(7)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(8)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(9)

Table games win per unit per day is shown before discounts, commissions, other incentives and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(10)	Gaming machines win per unit per day is shown before other incentives and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis